1-14764

02044999

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Full Title of Plan

CABLEVISION SYSTEMS CORPORATION /NY/
1111 Stewart Avenue
Bethpage, New York 17714

Name of Issuer of the
Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office

EXHIBIT INDEX

Exhibit No.	
23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Date: June 28, 2002

By: Jill Kennedy
Chair of the Cablevision Employee Benefit Plans Administrative Committee

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Table of Contents

KPMG

1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

Independent Auditors' Report

The Plan Administrator
Cablevision Choice 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cablevision Choice 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 28, 2002

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets		
Investments:		
Registered investment company mutual funds	$ 120,947,852	92,745,011
Managed equity investment portfolio	2,792,985	2,929,863
Cablevision Stock Fund	63,755,709	82,637,083
Rainbow Stock Fund	13,288,018	—
Common/collective trust fund	60,795,512	47,891,607
Cash equivalents	4,762,124	2,172,479
Participant loans receivable	14,331,681	12,299,801
Total investments	280,673,881	240,675,844
Receivables:		
Employer contribution	499,651	574,293
Participant contributions	1,747,555	2,576,265
Receivable from MSG Plan	—	31,995,822
Dividend and interest receivable	292,989	325,011
Total receivables	2,540,195	35,471,391
Total assets	283,214,076	276,147,235
Liabilities		
Due to broker for securities purchased	1,358,352	2,153,076
Due to sponsor	250,000	250,000
Total liabilities	1,608,352	2,403,076
Net assets available for benefits	$ 281,605,724	273,744,159

See accompanying notes to financial statements.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:	
Additions to net assets attributed to:	
Investment income:	
Interest and dividends	$ 1,218,997
Contributions:	
Employer	12,056,866
Participant	40,945,660
Rollovers	4,270,039
	57,272,565
Total additions	58,491,562
Deductions:	
Deductions from net assets attributed to:	
Net depreciation in fair value of investments (note 3)	32,000,812
Benefits paid to participants	18,588,183
Administrative expenses	41,002
Total deductions	50,629,997
Net increase	7,861,565
Net assets available for plan benefits:	
Beginning of year	273,744,159
End of year	$ 281,605,724

See accompanying notes to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of Cablevision Choice 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of Cablevision Systems Corporation and certain subsidiaries and affiliated companies (as defined) (CSC or the Company), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and was most recently amended effective as of January 1, 2001. The Plan generally covers employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Effective December 31, 2000, the Plan was amended to provide for the merger of the Madison Square Garden, L.P. Employees' Savings Plan (the MSG Plan) sponsored by Madison Square Garden, L.P., a subsidiary of CSC, into the Plan. As a result, the Plan recorded a receivable from the MSG Plan in the amount of $31,995,822 as of December 31, 2000. The transfer of the assets and liabilities of the MSG Plan into the Plan occurred on January 2, 2001.

Effective January 1, 2001, the Plan was amended to include the participation of the eligible employees of Madison Square Garden L.P. and its affiliates, along with eligible employees of Clearview Cinema Group ("CCG"), another subsidiary of CSC.

Effective July 1, 2000, balances held in "Money Purchase Plan Accounts" under the Cablevision CHOICE Cash Balance Retirement Plan were transferred into the Plan. These accounts generally are administered in the same manner as the participant accounts described above, except as otherwise required by ERISA or the Code.

(b) Management of Investment Assets

Investment assets of the Plan are maintained under a trust agreement with Mellon Trust ("Mellon") (formerly known as Dreyfus Trust Company). All investment and participant loan transactions are executed by Mellon for the exclusive benefit of participants under the Plan.

(c) Contributions

Effective January 1, 2001, eligible employees may, at their option, defer up to 20% each year of their eligible pre-tax compensation (as defined) into any combination of available investment elections. The Plan provides that the Company will match 50% of the first 6% of a participants' pre-tax contribution to the Plan. Contributions allocated to a participant's account for 2001 cannot exceed the lesser of (a) $35,000 or (b) 25% of the participant's compensation for the plan year. Contributions are subject to certain other limitations.

(Continued)

(d) ***Forfeited Accounts***

Effective January 1, 2001, the Plan was amended to, among other things, provide that any forfeitures occurring on or after that date will be used to reduce employer contributions. Forfeited amounts will be restored to a participants accounts only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. Forfeitures aggregated $386,259 for 2001.

Prior to January 1, 2001, forfeitures were allocated to the remaining participants of the Plan in such proportion as each participant's compensation bears to the total compensation of all participants, up to 1.5% of each participant's compensation for the year.

(e) ***Participants' Accounts***

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) ***Vesting***

Participants are vested immediately in their contributions plus actual earnings thereon. The Company's matching contribution vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100% vested after five years of credited service.

(g) ***Benefit Payments***

Upon retirement at normal retirement age (as defined), death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant or their assigned beneficiary. A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an eligible retirement plan of all or part of the payment.

(h) ***Registered Investment Company Mutual Funds***

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant allocations on December 31, 2001:

Dreyfus Short Intermediate Government Fund
Dreyfus Balanced Fund
Dreyfus Appreciation Fund
Templeton Foreign Fund
AIM Value "A" Fund
Franklin Small-Mid Cap Growth Fund

(Continued)

Franklin Balance Sheet Investment Fund
Dreyfus Basic S&P 500 Stock Index Fund
PIMCo Total Return Fund

(i) ***Managed Equity Investment Portfolio***

Managed equity investment portfolio represents the Plan's interests in equity securities, managed by the Sanford Bernstein Fund.

(j) ***Cablevision Stock Fund and Rainbow Stock Fund***

In March 2001, Cablevision Systems Corporation amended its certification of incorporation to, among other things, (i) authorize the creation and distribution of a new class of common stock, to be designated as its Rainbow Media Group tracking stock (RMG Stock) which is intended to reflect the performance of the assets and businesses of Cablevision Systems Corporation attributed to Rainbow Media Group, and (ii) redesignate each share of Cablevision Systems Corporation common stock into a share of its Cablevision NY Group common stock (CNYG Stock), which is intended to reflect the performance of all of Cablevision Systems Corporation's assets and businesses which have not been attributed to Rainbow Media Group. The Rainbow Media Group tracking stock was distributed on March 29, 2001 to holders of Cablevision Systems Corporation common stock at a ratio of one share of Rainbow Media Group for every two shares of Cablevision Systems Corporation stock held. The Rainbow Media Group tracking stock began trading on the New York Stock Exchange ("NYSE") under the symbol "RMG" on March 30, 2001 and the redesignated Cablevision NY Group common stock continues trading on the NYSE under the symbol "CVC". Effective March 30, 2001, the Company approved the offer and sale of Cablevision Class A Stock (both CNYG Stock and RMG Stock) under the Plan, and filed a Registration Statement on Form S-8 with the Securities and Exchange Commission to register shares of stock sold under the Plan.

The Cablevision Stock Fund held 1,295,189 and 956,743 shares of the Company's Class A CNYG Stock valued at quoted market value of $61,456,718 and $81,263,359, at December 31, 2001 and 2000, respectively. The Cablevision Stock Fund also held 2,298,991 and 1,373,724 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value and cost of $2,298,991 and $1,373,724 at December 31, 2001 and 2000, respectively.

The Rainbow Stock Fund held 533,462 shares of the Company's Class A RMG Stock valued at a quoted market value of $13,176,511 at December 31, 2001. The Rainbow Stock Fund also held 111,507 shares of TBC Income Pooled Employee Funds with a market value and cost of $111,507 at December 31, 2001.

(k) ***Common/Collective Trust Fund***

The common/collective trust fund represents the Plan's investment in Cablevision Stable Value Fund which invests primarily in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

(Continued)

(l) ***Cash Equivalents***

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

(m) ***Participant Loans Receivable***

Effective July 1, 2000, the Plan was amended to, among other things, provide that, subject to approval by the Plan's administrator, participants can have two loans outstanding at one time – a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for loans for the purchase of a principal residence, which transferred into the plan effective with the merger of the MSG Plan as described in note 1. All loans bear interest at a rate fixed by the administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2001 bore interest at rates ranging from 5.5% to 10.5% with maturity dates through 2024.

(n) ***Due to Broker for Securities Purchased***

This liability represents unsettled investment transactions which are in process at the end of the plan year.

(o) ***Plan Termination***

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(p) ***Related Party Transactions and Administrative Fees***

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Administrative and investment management fees paid to Mellon, a party-in-interest, from Plan assets in 2001 amounted to $41,002.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair market value at the end of the plan year as determined by quoted market values. Unrealized gains or losses resulting from changes in fair value are currently recognized in the statement of changes in net assets available for plan benefits. Participant loans receivable are valued at cost which approximates fair value. For contributions receivable, cost approximates fair value due to their short-term maturities. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded when earned. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in the statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets. The Plan's adoption of SFAS No. 133, effective January 1, 2001, did not have a material effect on the financial statements of the Plan.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(Continued)

(g) ***Reclassification***

Certain reclassifications have been made to the 2000 amounts to conform to the 2001 presentation.

(3) Investments

The following individual investments represent 5% or more of net assets available for plan benefits as of December 31, 2001 and 2000:

		2001	2000
Dreyfus Balanced Fund	$	19,149,198	15,756,634
Dreyfus Appreciation Fund		38,691,419	38,457,496
Aim Value "A" Fund		16,626,304	14,117,619
CNYG Class A Common Stock		61,456,718	81,263,359
RMG Class A Common Stock		13,176,511	—
Stable Value Fund (formerly Capital Preservation Fund)		59,261,853	47,736,208
Participant Loans		14,331,681	12,299,801

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

Registered investment company mutual funds	$	(9,449,419)
Managed equity investment portfolio		43,013
Cablevision Stock Fund		(33,165,268)
Rainbow Stock Fund		7,125,689
Common/collective trust fund		3,342,642
Cash equivalents		102,531
	$	(32,000,812)

(4) Due to Sponsor

In 1998, CSC advanced $250,000 to the Plan in order to enhance the liquidity of the Common Stock Fund. Such amount has no scheduled repayment terms, but will be returned to CSC if the Plan is terminated.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated January 30, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and the Company has recently filed for a current determination letter. However, in the opinion of the plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(Continued)

(6) Subsequent Event (Unaudited)

As of December 31, 2001, the Plan's investments in the Cablevision Stock Fund and the Rainbow Stock Fund consisted primarily of investments of 1,295,189 and 533,462 shares of CNYG Class A common stock and RMG Class A common stock valued at $47.45 and $24.70 per share, respectively. As of June 27, 2002, the closing price of such shares was $8.11 and $6.80, respectively.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Registered Invesement Company Mutual Funds:		
*Mellon Trust	Dreyfus Short Intermediate Government Fund, 957,951 shares	$ 10,355,446
*Mellon Trust	Dreyfus Balanced Fund, 1,362,932 shares	19,149,198
*Mellon Trust	Dreyfus Appreciation Fund, 1,017,660 shares	38,691,419
*Mellon Trust	Templeton Foreign Fund, 810,332 shares	7,495,569
*Mellon Trust	AIM Value "A" Fund, 1,529,559 shares	16,626,304
*Mellon Trust	PIMCo Total Return Fund, 621,471 shares	6,500,583
*Mellon Trust	Franklin Balance Sheet Investment Fund, 161,496 shares	6,463,055
*Mellon Trust	Franklin Strategic Ser Small Mid Cap Growth Fund, 310,734 shares	9,685,575
*Mellon Trust	Dreyfus S&P 500 Stock Index, 250,239 shares	5,980,703
		120,947,852
Managed Equity Investment Portfolio:		
Aetna Inc.	Aetna Inc., 950 shares	31,341
Amerada Hess Corp.	Amerada Hess Corp., 600 shares	37,500
American Elec Pwr Inc.	American Elec Pwr Inc., 1,600 shares	69,648
Arrow Electrs Inc.	Arrow Electrs Inc., 700 shares	20,930
Ashland Inc.	Ashland Inc., 550 shares	25,344
Avnet Inc.	Avnet Inc., 1,000 shares	25,470
Bank of America Corp.	Bank of America Corp., 1,500 shares	94,425
Bank One Corp.	Bank One Corp., 1,300 shares	50,765
Cigna Corp.	Cigna Corp., 400 shares	37,060
CSX Corp.	CSX Corp., 2,400 shares	84,120
Chubb Corp.	Chubb Corp., 700 shares	48,300
Cinergy Corp.	Cinergy Corp., 500 shares	16,715
Conagra Foods Inc	Conagra Foods Inc., 1,500 shares	35,655
Consolidated Edison Inc.	Consolidated Edison Inc., 1,000 shares	40,361
Cooper Tire & Rubr Co.	Cooper Tire & Rubr Co., 700 shares	11,172
Dana Corp.	Dana Corp., 600 shares	8,328
Dow Chem Co.	Dow Chem Co., 2,200 shares	74,316
Eastman Chem Co.	Eastman Chem Co., 650 shares	25,363
FMC Corp.	FMC Corp, 300 shares	17,850
Federated Dept Stores Inc.	Federated Dept Stores Inc., 1,100 shares	44,990
Goodyear Tire & Rubr Co.	Goodyear Tire & Rubr Co., 1,600 shares	38,096
Hewlett Packard Co.	Hewlett Packard Co., 3,000 shares	61,620
Ingram Micro Inc.	Ingram Micro Inc., 1,000 shares	17,320
Leggett & Platt Inc.	Leggett & Platt Inc., 700 shares	16,100
Lubrizol Corp.	Lubrizol Corp., 600 shares	21,052
May Dept Stores Co.	May Dept Stores Co., 900 shares	33,282
Mead Corp.	Mead Corp., 1,000 shares	30,890
Millenium Chemicals Inc.	Millenium Chemicals Inc., 600 shares	7,560
National City Corp.	National City Corp., 1,000 shares	29,240
Norfolk Southn Corp.	Norfolk Southn Corp., 3,600 shares	65,988
Occidental Pete Corp.	Occidental Pete Corp., 4,000 shares	106,121
Owens Ill Inc.	Owens Ill Inc., 800 shares	7,992
Pacificare Health Sys Inc.	Pacificare Health Sys Inc., 200 shares	3,200
Pfizer Inc.	Pfizer Inc., 500 shares	19,925

(Continued)

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current value
Pharmacia Corp.	Pharmacia Corp., 400 shares	$	17,060
Philip Morris Cos Inc.	Philip Morris Cos Inc., 700 shares		32,095
Phillips Pete Co.	Phillips Pete Co. 1,700 shares		102,442
Quantum Corp Dssg	Quantum Corp Dssg, 800 shares		7,880
St Paul Cos Inc.	St Paul Cos Inc., 1,200 shares		52,764
Sears Roebuck & Co.	Sears Roebuck & Co., 1,200 shares		57,168
Smurfit-Stone Container Corp.	Smurfit-Stone Container Corp., 1,600 shares		25,551
Solectron Corp.	Solectron Corp., 1,053 shares		11,878
Sonoco Prods Co.	Sonoco Prods Co., 700 shares		18,606
Supervalu Inc. Co.	Supervalu Inc., 1,600 shares		35,392
Tellabs Inc.	Tellabs Inc., 2,000 shares		29,920
V F Corp.	V F Corp., 1,000 shares		39,010
Wachovia Corp.	Wachovia Corp., 1,600 shares		50,176
Washington Mutual Inc.	Washington Mutual Inc., 2,650 shares		86,655
Westvaco Corp.	Westvaco Corp., 1,000 shares		28,450
Wisconsin Energy Corp.	Wisconsin Energy Corp., 750 shares		16,920
Worldcom Inc.-Worldcom Group	Worldcom Inc.-Worldcom Group, 5,300 shares		74,624
TBC Income Pooled Employee Funds	Daily Liquidity Fund, 57,563 shares		57,563
Intl Value Portfolio	Intl Value Portfolio, 49,735 shares		790,792
			2,792,985
Cablevision Stock Fund:			
*Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 1,295,189 shares		61,456,718
TBC Income Pooled Employee Funds	Daily Liquidity Fund, 2,298,991 shares		2,298,991
			63,755,709
Rainbow Stock Fund:			
*Cablevision Systems Corporation	Rainbow Media Group Class A Common Stock, 553,462 shares		13,176,511
*TBC Income Pooled Employee Funds	Daily Liquidity Fund, 111,507 shares		111,507
			13,288,018
Stable Value Fund:			
*Mellon Trust	Stable Value Fund, 59,261,853 shares		59,261,853
*Mellon Trust	BT Pyramid GIC Fund, 1,371,038		1,371,038
*Mellon Trust	EB Temporary Investment Fund, 162,621 units		162,621
			60,795,512

(Continued)

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current value
Disbursement Accounts:			
TBC Income Pooled Employee Funds	Daily Liquidity Fund, 60,315 units	$	60,315
*Mellon Trust	Daily Liquidity Fund, 2,747,554 units		2,747,554
	Interest bearing cash account		1,954,255
			4,762,124
*Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2024, at interest rates ranging from 5.5% to 10.5%		14,331,681
		$	280,673,881

Exhibit 23

KPMG

Consent of Independent Auditors

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 33-54346 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report dated June 28, 2002 relating to the statements of net assets available for benefits of the Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the related Schedule of Assets (Held at End of Year), which report appears in the Plan's Form 11-K for the year ended December 31, 2001.

KPMG LLP

Melville, New York
June 28, 2002